FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Park Place Securities, Inc.	**0001291394**
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 31, Series 2005-WCH1	**333-118640**

Name of Person Filing the Document
(If Other than the Registrant)




05003350


PROCESSING
SECTION
RECEIVED
WASH., D.C.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: January 31, 2005

PARK PLACE SECURITIES, INC.



By: ______________________
Name: John P. Grazer
Title: CFO

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.3	Computational Materials	P*

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* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Park Place Securities, Inc. Series 2005-WCH1

Breakeven Runs

Assumptions:
1) Voluntary Prepayment - 100% PPC
2) Severity = 50%
3) Lag Months = 12
4) Trigger Hit

Rating (S/M/F)	Bond	Voluntary Prepay	LIBOR	Breakeven % of Curve	Cumulative Loss %
AA+/Aa1/AA+	**M-1**	**100% PPC**	**Fwd**	1313.90%	23.62%
AA/Aa2/AA	**M-2**	**100% PPC**	**Fwd**	889.00%	19.34%
AA-/Aa3/AA-	**M-3**	**100% PPC**	**Fwd**	764.04%	17.74%

Rating (S/M/F)	Bond	% PPC	LIBOR	Breakeven % of Curve	Loss %
AA+/Aa1/AA+	**M-1**	**100% PPC**	**Fwd+100**	1242.69%	23.00%
AA/Aa2/AA	**M-2**	**100% PPC**	**Fwd+100**	836.58%	18.70%
AA-/Aa3/AA-	**M-3**	**100% PPC**	**Fwd+100**	717.31%	17.10%